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               FORM 11-K. -- FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO
              SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

           (As last amended in Exch Act Rel No. 35113, eff. 1/30/95.)


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

[Mark One]

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [FEE REQUIRED]

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1999      Commission file Number 0-13147
                                                                        -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

B. Name of the Issuer of the securities held pursuant to the plan and the address of its principal executive office:

          LESCO, Inc.
          20005 Lake Road
          Rocky River, Ohio 44116


                              REQUIRED INFORMATION

     See attached financial statements for the Plan for the year ended December 31, 1999.

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AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

December 31, 1999 and 1998 and the Year Ended December 31, 1999 with Report of Independent Auditors



PLAN SPONSOR AND ADMINISTRATOR

LESCO, Inc.
20005 Lake Road
Rocky River, Ohio  44116
(440) 333-9250

Employer Identification Number :  34-0904517




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                         Report of Independent Auditors


Plan Administrator
LESCO, Inc. Stock Investment and
   Salary Savings Plan and Trust


We have audited the accompanying statements of net assets available for benefits of LESCO, Inc. Stock Investment and Salary Savings Plan and Trust as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                          /s/ Ernst & Young LLP


Cleveland, Ohio
June 22, 2000





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         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

                 Statements of Net Assets Available for Benefits




                                                                     DECEMBER 31
                                                                1999             1998
                                                       ---------------------------------
ASSETS
Investments, at fair value                               $  34,585,697   $  27,514,194

Receivables:
   Participant contribution                                    143,365         118,077
   Employer contribution                                       167,186         147,253
                                                       ---------------------------------
Total receivables                                              310,551         265,330
                                                       ---------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                        $  34,896,248   $  27,779,524
                                                       =================================


See notes to financial statements.






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         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                      For the Year Ended December 31, 1999


ADDITIONS
Investment income:
   Net appreciation in fair value of investments                          $    5,234,547
   Interest and dividend income                                                  462,652
                                                                          ---------------
                                                                               5,697,199
Contributions:
   Participants                                                                3,197,880
   Employer                                                                      697,995
                                                                          ---------------
                                                                               3,895,875
                                                                          ---------------
Total additions                                                                9,593,074

DEDUCTIONS
Distributions to participants                                                  2,443,495
Administrative costs                                                              32,855
                                                                          ---------------
Total deductions                                                               2,476,350
                                                                          ---------------

Net increase                                                                   7,116,724
Net assets available for benefits at beginning of year                        27,779,524
                                                                          ---------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                          $   34,896,248
                                                                          ===============


See notes to financial statements.






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         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

                          Notes to Financial Statements

                         December 31, 1999 and 1998 and
                          Year Ended December 31, 1999



A.     DESCRIPTION OF THE PLAN

The LESCO, Inc. Stock Investment and Salary Savings Plan and Trust (the "Plan") is a defined contribution plan covering substantially all employees of LESCO, Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

CONTRIBUTIONS

An employee electing to become a participant in the Plan authorizes a payroll deduction from eligible earnings for contributions to the Plan in accordance with the Internal Revenue Code (the "Code"). A participant may direct contributions to be invested in any or all of the investment options offered by the Plan.

The Plan provides that the Company shall contribute to the Plan an amount equal to 25% of the first 10% of eligible earnings that a participant contributes to the Plan. The Company may contribute an additional amount to the Plan at its discretion either in the form of cash or employer stock which would be allocated to each active participant's account based on the participant's annual compensation. Investment of employer contributions are allocated among the investment options offered by the Plan according to the participant's election.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Code.

VESTING

Participant and Company matching contributions are fully vested immediately. Company discretionary contributions vest at the rate of 10% per year for the first four years following contribution and 20% per year thereafter, until fully vested. All contributions are fully vested when the participant reaches age 65. Upon termination of employment with the Company, the nonvested portion of the participant's account is forfeited. Forfeited account balances are allocated amongst active participants.






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         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

                    Notes to Financial Statements--Continued




A.     DESCRIPTION OF PLAN--CONTINUED

PARTICIPANT ACCOUNTS

Individual accounts are maintained for participants which are adjusted for contributions and allocation of Plan earnings. Plan earnings are allocated to participant accounts in proportion to the value of account balances.

LOANS

Participants may borrow from their fund accounts up to an amount equal to the lesser of $50,000 or 50% of the value of their vested account balance at the date the loan is made. Loans are secured by the balance in the participant's account and bear interest at the prime rate in effect at the date of the loan, plus one percent. Loan terms range from one to five years. Repayment of loan principal and interest is made through payroll deductions over the term of the loan.

PAYMENT OF BENEFITS

A participant is entitled to receive the vested full value of his or her account at age 65, upon death or disability prior to retirement, or upon termination of employment. Upon retirement or termination, the participant may elect to receive the distribution in a lump sum or a series of installments.

PLAN TERMINATION

Although it has not expressed an intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants' accounts become fully vested, and will be distributed to the participants according to the directions of the Plan Advisory Committee administering the Plan.

ADMINISTRATIVE EXPENSES

All significant accounting and administrative fees are paid by the Company at the Company's discretion. Expenses not paid by the Company are paid out of Plan assets.






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         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

                    Notes to Financial Statements--Continued




B.     SIGNIFICANT ACCOUNTING POLICIES

The Plan's financial statements are reported on the accrual basis of accounting.

Investments are stated at fair value. The investment in LESCO, Inc. Common Stock, which is traded on a national securities exchange, is valued at the last reported sales price on the last business day of the year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The investment in the common trust fund is valued based on the redemption price of units in the fund, which is based on the market values of the underlying assets of the fund. Participant loans receivable are valued at their outstanding balances, which approximate fair value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Certain amounts in the 1998 financial statements have been reclassified to conform to 1999 presentation.

C.       INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. Net realized and unrealized appreciation in the aggregate fair value of plan investments for the year ended December 31, 1999 is as follows:

          Common stock                                      $2,157,397
          Shares of registered investment companies          2,698,731
          Common trust fund                                    378,419
                                                            ----------

                                                            $5,234,547
                                                            ==========






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C.     INVESTMENTS--CONTINUED

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                           DECEMBER 31
                                                     1999               1998
                                                --------------------------------

     LESCO, Inc., Common Stock                    $ 8,682,018      $ 6,301,393

     PNC EBT Investment Contract Fund               6,288,243        6,438,126

     Blackrock Index Equity Fund                   11,596,847        9,401,807

     Invesco Total Return Fund                      3,288,769        2,768,294

     Janus Worldwide Fund                           3,220,142        1,504,235

D.       INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 16, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.





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         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust
                             EIN 34-0904517 Plan 002

               Schedule H, Line 4(i)--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999


         Identity of Issue                    Description of Assets                   Current Value
-----------------------------------------------------------------------------------------------------

LESCO, Inc. Common Stock*                            507,928 shares               $       8,682,018

PNC EBT Investment Contract Fund*            Common Trust
                                               Fund--2,981,906 units                      6,288,243

Registered Investment Companies:
   Blackrock Index Equity Fund*                      412,259 shares                      11,596,847
   Invesco Select Income Fund                         19,621 shares                         119,101
   Invesco Total Return Fund                         113,562 shares                       3,288,769
   Janus Worldwide Fund                               42,132 shares                       3,220,142
   Scudder Value Fund                                 27,334 shares                         644,816


Participant loans*                           At interest rates ranging
                                               from 7.0% to 10.5%                           745,761
                                                                                -----------------------

                                                                                    $    34,585,697
                                                                                =======================


* Indicates party-in-interest to the Plan.






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         LESCO, Inc. Stock Investment and Salary Savings Plan and Trust

             Audited Financial Statements and Supplemental Schedule

                         December 31, 1999 and 1998 and
                          Year Ended December 31, 1999


                                    CONTENTS



Report of Independent Auditors...............................................1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements ...............................................4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i)--Schedule of Assets Held for Investment
    Purposes at End of Year..................................................8